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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                             The Cobalt Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    19074Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 August 5, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ / Rule 13d-1(b)

/ / Rule 13d-1(c)

/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Q103

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.                       Mark T. Koulogeorge
         I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              United States

--------------------------------------------------------------------------------

                        5.   Sole Voting Power             142,000

Number of               --------------------------------------------------------
Shares
Beneficially            6.   Shared Voting Power           1,205,504
Owned by
Each Reporting          --------------------------------------------------------
Person With
                        7.   Sole Dispositive Power        142,000

                        --------------------------------------------------------

                        8.   Shared Dispositive Power      1,205,504

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,347,504

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9) 8.0%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)       IN

--------------------------------------------------------------------------------

CUSIP No.  19074Q103

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons   Environmental Private Equity Fund II, L.P.
         I.R.S. Identification Nos. of above persons (entities only)  36 3830765

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              Delaware

--------------------------------------------------------------------------------

                        5.   Sole Voting Power             697,294

Number of               --------------------------------------------------------
Shares
Beneficially            6.   Shared Voting Power           0
Owned by
Each Reporting          --------------------------------------------------------
Person With
                        7.   Sole Dispositive Power        697,294

                        --------------------------------------------------------

                        8.   Shared Dispositive Power      0

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person    697,294

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9) 4.1%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)       PN

--------------------------------------------------------------------------------

CUSIP No.  19074Q103

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons              The Productivity Fund III, L.P.
         I.R.S. Identification Nos. of above persons (entities only)  51 0369223

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /X/

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization              Delaware

--------------------------------------------------------------------------------

                        5.   Sole Voting Power             507,580

Number of               --------------------------------------------------------
Shares
Beneficially            6.   Shared Voting Power           0
Owned by
Each Reporting          --------------------------------------------------------
Person With
                        7.   Sole Dispositive Power        507,580

                        --------------------------------------------------------

                        8.   Shared Dispositive Power      0

--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person    507,580

--------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  / /

--------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9) 3.0%

--------------------------------------------------------------------------------

    12.  Type of Reporting Person (See Instructions)       PN

--------------------------------------------------------------------------------

Item 1.

    (a)  Name of Issuer

         The Cobalt Group, Inc.

    (b)  Address of Issuer's Principal Executive Offices

         2030 First Avenue
         Suite 300
         Seattle, Washington 98121

Item 2.

    (a)  Name of Person Filing

         Mark T. Koulogeorge ("Koulogeorge"), Environmental Private Equity Fund II, L.P. ("EPEF II") and The Productivity Fund III, L.P. ("PF III")

    (b)  Address of Principal Business Office or, if none, Residence

         Koulogeorge, EPEF II and PF III maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

    (c)  Citizenship

         Koulogeorge is a citizen of the United States. EPEF II and PF III are Delaware limited partnerships.

    (d)  Title of Class of Securities

         Common Stock, par value $.01

    (e)  CUSIP Number

         19074Q103

Item 3.  Not applicable

Item 4.  Ownership

         (a)  Amount beneficially owned

              Koulogeorge is the record owner of 142,000 shares; and by virtue of his status as an executive officer of the ultimate general partner of EPEF II, may be deemed to be the beneficial owner of 697,924 shares; and by virtue of his status as a member of the limited liability company which is the general partner of PF III, may be deemed the beneficial owner of 507,580 shares.

              EPEF II is the record owner of 697,924 shares.

              PF III is the record owner of 507,580 shares.

         (b)  Percent of Class

              Koulogeorge is the record owner of 0.8%, based upon 16,848,926 shares outstanding, and may be deemed the beneficial owner of 8.0%, based upon 16,848,926 shares outstanding. EPEF II is the beneficial owner of 4.1%, based upon 16,848,926 shares outstanding. PF III is the beneficial owner of 3.0%, based upon 16,848,926 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/15/99
              Form 10Q EDGAR filing.

         (c)  Number of shares as to which the person has

              (i)       Sole power to vote or direct the vote

                        Koulogeorge    142,000 shares
                        EPEF II        697,924 shares
                        PFIII          507,580 shares

              (ii)      Shared power to vote or direct the vote

                        Koulogeorge    1,205,504 shares

              (iii)     Sole power to dispose or to direct the disposition of

                        Koulogeorge    142,000 shares
                        EPEF II        697,924 shares
                        PFIII          507,580 shares

              (iv)      Shared power to dispose or to direct the disposition of

                        Koulogeorge    1,205,504 shares

Item 5.   Not applicable.

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   See Exhibit I.

Item 9.   Not applicable

Item 10.  Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  February 4, 2000

                                            /s/ Mark T. Koulogeorge
                                  --------------------------------------------
                                  MARK T. KOULOGEORGE

                                  ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                                  a Delaware Limited Partnership

                                  By:  Environmental Private Equity Management
                                       Company II, L.P., its general partner

                                  By:  First Analysis Environmental Management
                                       Company II,  its managing general partner

                                  By:       /s/ Bret R. Maxwell
                                       ---------------------------------------
                                            Bret R. Maxwell, a general partner

                                  THE PRODUCTIVITY FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By:  First Analysis Management Company III,
                                       LLC, its general partner

                                  By:       /s/ Bret R. Maxwell
                                       ---------------------------------------
                                            Bret R. Maxwell, managing member

                            EXHIBIT I TO SCHEDULE 13G

                        IDENTIFICATION OF GENERAL PARTNER

    The general partner of Environmental Private Equity Fund II, L.P. ("EPEF II") is Environmental Private Equity Management Company II, L.P., whose ultimate general partners are First Analysis Corporation ("FAC"), a Delaware corporation and Bret R. Maxwell ("Maxwell").

    The general partner of The Productivity Fund III, L.P. ("PF III") is First Analysis Management Company III, LLC, whose members are Mark T. Koulogeorge ("Koulogeorge"), FAC and Maxwell.

    F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of EPEF II. Koulogeorge is a managing director of FAC. Each of Nicklin, Maxwell and Koulogeorge maintains his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

    To the best of EPEF II's and PF III's knowledge, each of the natural persons listed above is a citizen of the United States.

                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of The Cobalt Group, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 4, 2000


                                            /s/ Mark T. Koulogeorge
                                  --------------------------------------------
                                  MARK T. KOULOGEORGE

                                  ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                                  a Delaware Limited Partnership

                                  By:  Environmental Private Equity Management
                                       Company II, L.P., its general partner

                                  By:  First Analysis Environmental Management
                                       Company II,  its managing general partner

                                  By:       /s/ Bret R. Maxwell
                                       ---------------------------------------
                                            Bret R. Maxwell, a general partner

                                  THE PRODUCTIVITY FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By:  First Analysis Management Company III,
                                       LLC, its general partner

                                  By:       /s/ Bret R. Maxwell
                                       ---------------------------------------
                                            Bret R. Maxwell, managing member